

File No.82-5139

JASDAQ

News Release

April 28, 2006

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

JIMOS CO., LTD.
(Security Code: 3310, JASDAQ)
Representative: Fujio Komura
President
Contact: Yohei Hosoda
Executive Vice President
81-3-5783-7344 (Corporate Planning Division)

Notice Regarding a Change in the Schedules for Share Exchange and Corporate Split

Tokyo, Japan, April 28, 2006—CYBIRD Co., Ltd., and JIMOS CO., LTD., today announced that changes had been made in information given in their joint press release Notice regarding Business Integration through Transfer to Holding Company Structure announced on March 14, 2006. The changes were made in Section II. Share Exchange, Item 1. Share Exchange Particulars, (1) Share Exchange Schedule and in Section III. Corporate Split, Item 1. Summary of Corporate Split, (1) Corporate Split Schedule. Details are as follows.

1. Purpose of Schedule Changes

In consideration of the process of complying with the New Corporation Law being enforced as of May 1, 2006, CYBIRD and JIMOS changing the date of the conclusion of the share exchange agreement and the schedule for the board meeting to approve the CYBIRD split plan.

2. Points Changed in Schedules

(1) The following change was made in Section II. Share Exchange, Item 1. Share Exchange Particulars, (1) Share Exchange Schedule.

Before Change	
Late April 2006	Conclusion of share exchange agreement
After Change	
Mid-May 2006 (Planned)	Conclusion of share exchange agreement

(2) The following change was made in Section III. Corporate Split, Item 1. Summary of Corporate Split, (1) Corporate Split Schedule.

Before Change	
Late April 2006	Board meeting to approve CYBIRD split plan
After Change	
Mid-May 2006 (Planned)	Board meeting to approve CYBIRD split plan

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